U.S. Securities and Exchange Commission
July 31, 2019

Manufactured Housing Properties Inc.
126 Main Street
Pineville, NC 28134

July 31, 2019

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Joshua Lobert and Sonia Barros

Re:
Manufactured Housing Properties Inc.
Offering Statement on Form 1-A
Filed May 9, 2019
File No. 024-10997

Ladies and Gentlemen:

We hereby submit the responses of Manufactured Housing Properties Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated June 4, 2019, providing the Staff’s comments with respect to the Company’s Offering Statement on Form 1-A (as amended, the “Offering Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 1-A filed May 9, 2019

General

1.
We note your disclosure on page 6 that you “may undertake one or more closings on a rolling basis,” and shareholders “will receive a confirmation of [their] purchase promptly following the closing in which [they] participate.” Please revise to clarify your expectations, if any, with respect to the frequency of subsequent closings, the level of discretion you have in determining the amount to be sold for each subsequent closing, the length of time a subscriber should expect to wait before receiving securities and whether subscribers will have the right to withdraw or a return of funds before the next closing. Please also tell us how these closings are appropriate under Rule 251(d)(3)(i)(F) of Regulation A.

Response: We have revised the relevant disclosure in the offering statement to clarify that we expect to have closings on a monthly basis and expect that we will accept all funds subscribed for each month subject to our working capital and other needs consistent with the use of proceeds described in the offering statement.  Subscribers should expect to wait approximately one month and no longer than forty-five days before the Company accepts their subscriptions and they receive the securities subscribed for.  The Company reserves the right to reject any or all subscriptions in whole or in part in its sole discretion and upon any such rejection investor funds for unaccepted subscriptions (or portions thereof) would be immediately returned to the investor without interest.  An investor’s subscription is binding and irrevocable and investors will not have the right to withdraw their subscription or receive a return of funds prior to the next closing unless the Company rejects the investor’s subscription.

The Company believes that the rolling closings described above comply with Rule 251(d)(3)(i)(F) because the securities offering will commence within two calendar days after qualification and will be made on a continuous basis for a period in excess of 30 calendar days from the date of initial qualification and will be offered in an amount that the Company currently believes (and at the time of qualification will believe) is reasonably expected to be offered and sold within a period that is two years or less than the initial qualification date.

U.S. Securities and Exchange Commission
July 31, 2019

Dividend Policy, page 19

2.
Please revise your disclosure to state your anticipated source of funds to pay the cumulative dividends for your Series B Preferred Stock included in this offering and to discuss whether you believe the dividend payments will have a material effect on your liquidity and capital resources.

Response: We have revised our disclosure to provide that our anticipated source of funds to pay the cumulative dividends for our Series B Preferred Stock will be from net operating income, retained earnings and the proceeds of the refinancing our other indebtedness.  We believe that our net operating income will increase as we deploy the funds raised in this offering in a manner consistent with the use of proceeds described in the offering statement.  We expect that our retained earnings will increase as we increase net operating income and we expect to refinance other indebtedness on our properties based upon our increased net operating income and then use the proceeds of such refinancings along with our retained earnings to repay investors.

Capitalization, page 21

3.
As this offering is being conducted on a “best efforts” basis, please tell us how you determined it was appropriate to reflect offering proceeds in your capitalization table.

Response: Although there is no requirement to include a capitalization section in the Offering Statement, we believe that it is customary to include a capitalization section in prospectuses/offering circulars for public offerings. We further believe that showing the Company’s capitalization on a post-offering basis, including the offering proceeds, is meaningful information for potential investors. Based on our review of other prospectuses and offering circulars, we believe that providing this information, including for “best efforts” offerings, is customary practice. We advise the Staff that we are amending the Capitalization section of the Offering Statement to include the following paragraph:

“We are providing the following table to illustrate our capitalization assuming that we sell the maximum number of shares in this offering. Because this offering is on a best efforts basis with no minimum requirement, there can be no assurance that any of the shares offered hereunder will be sold.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments, page 23

4.
We note your disclosure that you have completed two acquisitions during 2019 and that you expect to close on a third acquisition in the second quarter of 2019. Please tell us why you have not provided statements of revenues and certain expenses pursuant to Rule 8-06 of Regulation S-X or pro forma financial information pursuant to Rule 8-05 of Regulation S-X.

Response: The two acquisitions that closed during April and May 2019 were not material and no statements of revenue and certain expenses were required pursuant to Rule 8.06.  The third acquisition, schedule to close on August 1, 2019, is material under Rule 8.06 and we have provided the required statements of revenue and certain expenses required under rule 8.06 and the pro forma information under rule 8.05.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (980) 273-1702 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Manufactured Housing Properties Inc.

By: /s/ Raymond Gee
      Raymond Gee
      Chief Executive Officer

cc:
Louis A. Bevilacqua, Esq.